Exhibit 99.3

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2016 furnished herewith as Exhibit 99.2 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2015, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on March 23, 2016. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are involved in the production of renewable and clean energy. We own sixteen photovoltaic plants, or PV Plants, that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, we indirectly own 9.375% of Dorad Energy Ltd., or Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel and own 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel, or the Manara Pumped Storage Project or Manara PSP.

The following table includes information concerning our PV Plants:

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh)	Revenue in the six months ended June 30, 2015 (in thousands)[2]	Revenue in the six months ended June 30, 2016 (in thousands)[2]
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$292 (€ 261)	$280 (€251)
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$298 (€ 267)	$281 (€252)
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.322	$200 (€179)	$177 (€158)
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.322	$223 (€199)	$241 (€216)
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.322	$216 (€193)	$194 (€174)
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.322	$230 (€206)	$248 (€222)
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.318	$287 (€257)	$245 (€220)

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh)	Revenue in the six months ended June 30, 2015 (in thousands)[2]	Revenue in the six months ended June 30, 2016 (in thousands)[2]
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.266	$921 (€824)	$852 (€764)
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.268	$229 (€205)	$214 (€193)
“D‘Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.268	$228 (€204)	$218 (€195)
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.219	$1,301 (€1,164)	$1,061 (€951)
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.219	$1,216 (€1,088)	$1,045 (€936)
“Rinconada II”[3]	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	N/A	$449 (€402)	$415 (€372)
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	$331 (€296)	$300 (€269)
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	$543 (€486)	$498 (€446)
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Fix	June 2011	N/A	$264 (€236)	$244 (€219)

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1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.  These results are not indicative of future results due to various factors, including changes in the climate and the degradation of the solar panels.

3.  This PV Plant was 85% owned by us until July 2015, when we acquired the remaining 15% minority interest.

Our ordinary shares are listed on the NYSE MKT and on the Tel Aviv Stock Exchange under the symbol ELLO. The address of our registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated interim financial statements, which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 of our Annual Report and in notes 2 and 3 of our unaudited condensed consolidated interim financial statements as at June 30, 2016, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Results of Operations

Six Months Ended June 30, 2016 Compared with Six Months Ended June 30, 2015

Revenues were approximately $6.5 million (approximately €5.8 million) for the six months ended June 30, 2016, compared to approximately $7.2 million (approximately €6.5 million) for the six months ended June 30, 2015. The decrease in revenues is mainly a result of relatively lower radiation levels during the six months ended June 30, 2016 compared to the six month period ended June 30, 2015, as 2015 was characterized by high levels of radiation.

Operating expenses were approximately $1.2 million (approximately €1 million) for the six months ended June 30, 2016, compared to approximately $1.5 million (approximately €1.3 million) for the six months ended June 30, 2015. The decrease in operating expenses is mainly attributable to lower expenses under O&M agreements and reduction of the municipal tax paid by our Italian subsidiaries. Depreciation expenses were approximately $2.5 million (approximately €2.2 million) for each of the six months ended June 30, 2016 and June 30, 2015.

General and administrative expenses were approximately $1.8 million for the six months ended June 30, 2016, compared to approximately $1.7 million for the six months ended June 30, 2015. During the six months ended June 30, 2016, we invested approximately $0.6 million in the Manara PSP, an amount that was recorded in the general and administrative expenses. The increase in general and administrative expenses in connection with the Manara PSP was partially offset by a decrease in other consulting expenses and reduced labor costs following the termination of employment of one of our senior employees.

Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately $0.3 million for the six months ended June 30, 2016, compared to approximately $0.2 million in the six months ended June 30, 2015.

Financing expenses, net was approximately $2.8 million for the six months ended June 30, 2016, compared to financing income, net of approximately $1.3 million for the six months ended June 30, 2015. The change in financing expenses was mainly due to the reevaluation of our EUR/USD forward transactions and interest rate swap transactions in the aggregate amount of approximately $5.3 million income during the six months ended June 30, 2015 compared to an approximately $1 million loss during the six months ended June 30, 2016, partially offset by income resulting from exchange rate differences in the amount of approximately $2.3 million.

Taxes on income were approximately $0.3 million for the six months ended June 30, 2016, compared to approximately $0.6 million for the six months ended June 30, 2015. This decrease in taxes on income compared to the corresponding period in 2015 resulted mainly from utilization of loss carried forwards due to tax benefits initially recognized as at the end of 2015.

Net loss was approximately $1.7 million for the six months ended June 30, 2016, compared to net income of approximately $2.6 million for the six months ended June 30, 2015.

Total other comprehensive income was approximately $1.7 million for the six months ended June 30, 2016, compared to loss of approximately $4.8 million for the six months ended June 30, 2015. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates.

Total comprehensive income was approximately $0.1 million for the six months ended June 30, 2016, compared to loss of approximately $2.2 million for the six months ended June 30, 2015.

Impact of Inflation, Devaluation and Fluctuation of Currencies

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including U.S. Dollar, Euro and NIS. Our investments in our Italian and Spanish PV Plants, in U. Dori Energy Infrastructures Ltd., or Dori Energy, and in Manara PSP, are denominated in Euro and NIS, respectively. Our Series A Debentures are denominated in NIS and the interest and principal payments are made in NIS and the financing we have obtained in connection with four of our PV Plants bears interest that is based on EURIBOR rate. In addition, as our functional currency is the Euro, our balance sheet that is presented in U.S. Dollars is exposed to changes due to fluctuations in the exchange rates. We therefore are affected by changes in the prevailing Euro/U.S. dollar and Euro/NIS exchange rates. We entered into various swap transactions in order to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS or the Euro against the U.S. Dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual and semi-annual rates of appreciation (or depreciation) of the NIS against the U.S. Dollar and of the Euro against the U.S. Dollar.

	Year ended December 31,		Six months ended June 30,
	2015	2014	2016	2015
Appreciation (Depreciation) of the NIS against the Euro	(10.1)%	(1.2)%	0.9%	(10.7)%
Appreciation (Depreciation) of the U.S. Dollar against the Euro	11.6%	13.4%	(2.3)%	8.5%

The semi-annual rate of inflation in Israel was 0% in the six months ended June 30, 2016, compared to a deflation rate of approximately 0.2% in the six months ended June 30, 2015.

The representative Euro exchange rate was NIS 4.219 for one Euro on June 30, 2015 and NIS 4.284 for one Euro on June 30, 2016. The average exchange rates for converting NIS to Euro during the six-month periods ended June 30, 2015 and 2016 were NIS 4.368 and 4.309 for one Euro, respectively. The exchange rate as of September 1, 2016 was NIS 4.210 for one Euro.

The representative Euro exchange rate was U.S. Dollar 1.12 for one Euro on June 30, 2015 and U.S. Dollar 1.114 for one Euro on June 30, 2016. The average exchange rates for converting the U.S. Dollar to Euro during the six-month periods ended June 30, 2015 and 2016 were U.S. Dollar 1.118 and 1.116 for one Euro, respectively. The exchange rate as of September 1, 2016 was U.S. Dollar 1.115 for one Euro.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants

Our PV Plants are subject to comprehensive regulation and we sell the electricity produced by our PV Plants for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects PV plants such as our PV Plants could materially adversely affect our results of operations. The economic crisis in Europe and specifically in Italy and Spain could cause the applicable legislature to reduce benefits provided to operators of PV plants or to revise the Feed-in-Tariff system that currently governs the sale of electricity in Italy and Spain.

For more information see “Item 3.D: Risk Factors - Risks Related to the PV Plants” and “Item 4.B: Material Effects of Government Regulations on the PV Plants” of our Annual Report.

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The applicable rate was 25% in 2012, 25% in 2013 and 26.5% in 2014 and 2015.

On January 5, 2016 the Knesset passed an amendment to the Israeli Income Tax Ordinance, by which, inter alia, the corporate tax rate would be decreased to a rate of 25% as from 2016.

Liquidity and Capital Resources

As of September 1, 2016, we held approximately $24.8 million in cash and cash equivalents, approximately $5.6 in marketable securities and approximately $6 million in short-term and long-term restricted cash.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into various financing agreements in connection with the financing of our PV Plants. In addition, in January and June 2014 we issued the Series A Debentures. For more information concerning the various financing agreements we entered into and our Series A Debentures, please refer to Item 5 of our Annual Report.

We currently have no commitments for additional financing, however we may in the future finance the remainder of our PV Plants by bank loans or obtain financing via other means such as the issuance of debentures or entry into financing agreements with banks or other financial institutions.

As of June 30, 2016 we had working capital of approximately $26.6 million. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

At June 30, 2016, we held approximately $16.7 million in cash and cash equivalents, approximately $0.1 million in short-term restricted cash, approximately $5.5 million in marketable securities and approximately $5.4 million in long-term restricted cash, compared with approximately $18.7 million in cash and cash equivalents, approximately $0.1 million in short-term restricted cash, approximately $6.5 million in marketable securities and approximately $5.3 million in long-term restricted cash we held at December 31, 2015. The decrease in cash and cash equivalents mainly results from the payment of a cash dividend in April 2016.

From 2013 through September 1, 2016, we made capital expenditures of an aggregate amount of approximately Euro 30.7 million (approximately $34 million, based on the U.S. Dollar/NIS exchange rate as at September 1, 2016) in connection with our Italian and Spanish PV Plants. Our aggregate capital expenditure in connection with the acquisition of shares in Dori Energy, including the exercise of options to acquire additional shares of Dori Energy during 2015 and 2016, which increased our percentage holding to 50%, is approximately $35.4 million.

From 2014 through September 1, 2016, capital expenditures incurred and expected in connection with the Manara Pumped Storage Project, including amounts recorded in the General and administrative expenses, was approximately $3.2 million.

As at September 1, 2016, capital expenditures incurred and expected in connection with a Waste-to-Energy project in the Netherlands was approximately EUR 0.9 million (approximately $1 million, based on the U.S. Dollar/NIS exchange rate as at September 1, 2016).

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2016	2015
	(U.S. dollars in thousands)
Net cash provided by operating activities	557	1,696
Net cash (used in) provided by investing activities	59	(5,376)
Net cash provided by (used in) financing activities	(2,967)	530
Exchange differences on balances of cash and cash equivalents	349	(917)
Change in cash and cash equivalents	(2,002)	(4,067)
Cash and cash equivalents at beginning of period	18,717	15,758
Cash and cash equivalents at end of period	16,715	11,691

Operating activities

In the six months ended June 30, 2016, we had a net loss of approximately $1.7 million. Net cash provided by operating activities was approximately $0.6 million.

In the six months ended June 30, 2015, we had net income of approximately $2.6 million. Net cash provided by operating activities was approximately $1.7 million.

The decrease in net cash provided by operating activities is mainly attributable to proceeds from settlement of derivatives in the amount of approximately $0.5 million and a VAT refund received by one of our Spanish subsidiaries during the six month period ended June 30, 2015 amounting to approximately $0.6 million, and increased expenditure in connection with our pumped storage plant in the Manara Cliff during the six month period ended June 30, 2016.

Investing activities

Net cash provided by investing activities was approximately $0.1 million in the six months ended June 30, 2016, primarily due to proceeds from the investment in marketable securities, partially offset by expenses due to the exercise of an option to acquire additional shares of Dori Energy.

Net cash used in investing activities was approximately $5.4 million in the six months ended June 30, 2015, primarily due to the exercise of an option to acquire additional shares of Dori Energy.

Financing activities

Net cash used in financing activities in the six months ended June 30, 2016 was approximately $3 million, following payment of a cash dividend in the aggregate amount of approximately $2.4 million, distributed to our shareholders in April 2016 and repayment of long-term loans in the amount of approximately $0.6 million.

Net cash provided by financing activities in the six months ended June 30, 2015 was approximately $0.5 million, primarily due to a short term bank loan that was repaid in August 2015.

In January 2014, we issued NIS 120 million (approximately $34.4 million, as of the issuance date) of unsecured non-convertible Series A Debentures through a public offering that was limited to residents of Israel. In June 2014, we issued an additional NIS 80.341 million (approximately $23.3 million, as of the issuance date) Series A Debentures to Israeli classified investors in a private placement. The aggregate net proceeds received in connection with the offering of our Series A Debentures during  2014 were approximately NIS 193.6 million (approximately $50.3 million based on the U.S. Dollar/NIS exchange rate as at June 30, 2016).

As of June 30, 2016, we were not in default of any financial covenants under the agreements with UBI, Centrobanca and Leasint, or under the Deed of Trust for our Series A Debentures.

As of June 30, 2016, our total current assets amounted to approximately $37.1 million, out of which approximately $16.7 million was in cash and cash equivalents and approximately $5.5 million was in marketable securities, compared with total current liabilities of approximately $10.5 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2015, our total current assets amounted to approximately $24.1 million, out of which approximately $11.7 million was in cash and cash equivalents and approximately $5 million was in marketable securities, compared with total current liabilities of approximately $11.3 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

The increase in our cash balance is mainly attributable to a loan received by a wholly-owned Italian subsidiary in September 2015 and current maturities of a loan to an equity accounted investee.

Contractual Obligations

As of June 30, 2016, except as detailed above there have been no material changes to the contractual obligations we disclosed in our Annual Report.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

We hold cash and cash equivalents, restricted cash, short-term deposits and marketable securities in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants are denominated in Euro and in Dori Energy are denominated in NIS. The financing we obtained in connection with our PV Plants bears interest that is based on EURIBOR rate and our Series A Debentures are denominated in NIS and are to be repaid (principal and interest) in NIS. In addition, our functional currency and the functional currency of a majority of our subsidiaries is the Euro but our presentation currency is the US$, exposing our balance sheet to the effects of presentation currency translation adjustments.

Inflation and Fluctuation of Currencies

As detailed in our Annual Report, we utilized certain foreign currency interest rate swap contracts and several forward transactions to manage the foreign exchange risk resulting from Series A Debentures denominated in NIS and our Euro based PV operations. In the future, we may enter into additional forward foreign currency exchange or other derivatives contracts to further hedge our exposure to foreign currency exchange rates.

Interest Rate

As detailed in our Annual Report, we utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

For more information concerning hedging transaction see note 8 of our unaudited condensed consolidated interim financial statements as at June 30, 2016.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.